No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Notice of Resolutions passed by the 98th Ordinary General Meeting of Shareholders.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 23, 2022

This document is a translation from the Japanese original Notice of Resolutions passed by the 98th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. prepared for the convenience of shareholders outside Japan. In case of any discrepancy between the translated document and the Japanese original, the latter shall prevail.

June 22, 2022

To Our Shareholders,

Notice of Resolutions passed by

the 98th Ordinary General Meeting of Shareholders

This is to notify you that the matters below were reported and resolved at the 98th Ordinary General Meeting of Shareholders of Honda Motor Co., Ltd. (hereinafter referred to as “the Company”) held today.

Yours sincerely,

Toshihiro Mibe

Director,

President and

Representative Executive Officer

Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku

Tokyo

Particulars

Matters reported:

1.	The Business Report, Consolidated Financial Statements and Unconsolidated Financial Statements for the 98th Fiscal Year (from April 1, 2021 to March 31, 2022)

2.	The Results of the Audit of the Consolidated Financial Statements for the 98th Fiscal Year (from April 1, 2021 to March 31, 2022) by the Independent Auditors and the Audit and Supervisory Committee.

Matter resolved:

ITEM: Election of Eleven (11) Directors

The proposal was approved in its original form, and ten (10) Directors were re-elected: Messrs. Seiji Kuraishi, Toshihiro Mibe, Kohei Takeuchi, Ms. Asako Suzuki, Messrs. Masafumi Suzuki, Kunihiko Sakai, Fumiya Kokubu, Yoichiro Ogawa, Kazuhiro Higashi and Ms. Ryoko Nagata. One (1) Director was newly elected: Mr. Shinji Aoyama. They have all assumed their posts.

Please refer to the following website of the Company for the detail of the composition of the executives:

About Honda > Corporate Profile > Company Overview > Executives of Honda Motor Co., Ltd.

[URL] https://global.honda/about/profile.html